Exhibit No. 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (b)(c)	$910	$846	$756	$2,482	$665
Fixed charges	701	691	759	878	1,135
Distributed income of equity investees	995	656	860	472	140
Deduct:
Preference security dividend requirements of consolidated subsidiaries	29	30	27	27	31
Interest capitalized (d)	25	18	35	41	36

Total earnings (as defined for the Fixed Charges calculation)	$2,552	$2,145	$2,313	$3,764	$1,873

Fixed charges:
Interest on debt, including capitalized portions	$661	$651	$718	$827	$1,080
Estimate of interest within rental expense	11	10	14	24	24
Preference security dividend requirements of consolidated subsidiaries	29	30	27	27	31

Total fixed charges	$701	$691	$759	$878	$1,135

Ratio of earnings to fixed charges (c)	3.6	3.1	3.0	4.3	1.7

(a)	Certain prior year Income Statement amounts above have been adjusted for businesses reclassified to discontinued operations during 2008.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of minority interest, in 2005.
(d)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.